July 30, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: David Lin

Re:	Citizens Holding Company
Registration Statement on Form S-4
Filed July 17, 2019, amended on July 30, 2019
File No. 333-232698
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Citizens Holding Company hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m., Washington, D.C. time, on August 1, 2019, or as soon as practicable thereafter.

Very truly yours,

Citizens Holding Company

By:	/s/ Greg L. McKee
Name:	Greg L. McKee
Title:	President & Chief Executive Officer